Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON TO RECEIVE APPROXIMATELY $5.3 MILLION IN CONNECTION WITH
TERMINATION OF UPC MANAGEMENT SERVICES AGREEMENT

Toronto, ON – April 28, 2021. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) congratulates Uranium Participation Corp. (“UPC”) (U: TSX) and Sprott Asset Management LP (“Sprott”) on having reached an agreement to convert UPC into the Sprott Physical Uranium Trust (the “Trust”) – effectively aligning UPC’s business with the world’s leading physical commodity investment vehicles and making it eligible to pursue a listing in the United States (the “Transaction”). Upon completion of the Transaction, Sprott will become the manager of the Trust and the Management Services Agreement (“MSA”) between Denison Mines Inc. (the “Manager”, a wholly owned subsidiary of Denison) and UPC will be terminated.

The current MSA was entered into as of April 1, 2019 with a five-year term ending March 31, 2024. The MSA includes a termination provision whereby, subject to certain exceptions, if the MSA is terminated early by UPC, the Manager will receive a termination payment equal to the base and variable management fees that would otherwise be payable to the Manager (calculated based on UPC's Net Asset Value (“NAV”) at the time of termination) for the lesser period of (a) three years; or (b) the remaining term of the MSA. Denison estimates the termination payment due from UPC to be approximately $5.3 million. The actual termination payment may differ, as it will be based on UPC’s NAV as of the month-end immediately prior to the date of a formal notice of termination to Denison by UPC in accordance with the MSA.

David Cates, Denison’s President & CEO, commented, “As the Manager of UPC since inception, Denison has worked hand-in-hand with the UPC Board for nearly two decades to manage the world’s pre-eminent physical uranium investment vehicle. Over that time, UPC has executed on an accretion model that has delivered long-term value to UPC shareholders in the form of increased exposure to physical uranium on a ‘pounds U3O8 equivalent per share’ basis over a period where ordinary storage and operating costs should have resulted in significant natural dilution to UPC’s holdings. UPC’s track record of accretion is truly remarkable, and Denison is proud to have executed on the corporation’s unique strategy.

An important element of the Transaction is the pursuit of a U.S. listing for the Trust. As we have witnessed with Denison’s recent increase in trading liquidity, the United States represents a powerful marketplace with a uniquely global reach – offering the potential to significantly increase trading liquidity and access to investors. We believe this is an exciting development for UPC shareholders and the broader uranium market – potentially making investments in physical uranium holdings, through the Trust, more accessible to investors at a time when (1) uranium market fundamentals are progressing towards recovery and (2) investor and public appreciation of the critical role that nuclear energy must play in the clean energy transition is rapidly increasing.

With Denison’s involvement in UPC coming to an end, we would like to thank UPC and its shareholders for their years of trust and support. The Denison team is looking forward to focusing our full attention on our exciting multi-asset Athabasca Basin uranium development portfolio – including the high-grade Phoenix in-situ recovery uranium project, which has the potential to be one of the lowest cost uranium mines in the world.”

In its current corporate form, UPC is not eligible to complete a listing in the United States. Transitioning to a Trust structure, in which form UPC is expected to be eligible to pursue a listing in the United States, requires management also be transitioned to a registered investment fund manager. Sprott, as a registered investment fund manager, is expected to integrate the Trust into its existing portfolio of physical commodity trust products (all of which are dual listed on the Toronto Stock Exchange and NYSE Arca).

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill that is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé ("THT", formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest Main, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

For more information, please contact

David Cates  (416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane  (604) 689-7842
Investor Relations

Follow Denison on Twitter  @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the Transaction and anticipated elements and benefits thereof, including the termination of the MSA; Denison’s development and expansion plans and objectives; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the Transaction may not be completed or, if completed, may not be on the terms described herein or otherwise achieve the objectives stated herein, such as the US listing and other potential benefits; and/or the termination payment may be materially different than the amount stated herein, more or less than the amount estimated herein. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 26, 2021 or subsequent quarterly financial reports under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.